Exhibit 99.1

BAYTEX TO PRESENT AT CIBC WHISTLER
INSTITUTIONAL INVESTOR CONFERENCE

CALGARY, ALBERTA (January 17, 2013) - Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that James Bowzer, President and Chief Executive Officer, will be presenting at the CIBC Whistler Institutional Investor Conference on Wednesday, January 23, 2013 at 4:00 pm PST (5:00 pm MST) in Whistler, British Columbia. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://webcasts.welcome2theshow.com/cibc2013whistler/baytex

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex's production is weighted toward crude oil, with a particular emphasis on heavy oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. For further information about Baytex, please visit our website at www.baytex.ab.ca.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.
For further information, please contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca